SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  ImagicTV Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45247E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Dr. Terence H. Matthews
                                555 Legget Drive
                               Tower B, 4th Floor
                         Kanata, Ontario, Canada K2K 2X3
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                             Serge Benchetrit, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 7, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP No.      45247E 10 7                                    Page 1 of 15 Pages
--------------------------                                    ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dr. Terence H. Matthews/Not applicable
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,454,675
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,454,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,521,448 (Dr. Terence H. Matthews may be deemed to be the beneficial owner of the 16,521,448 Common Shares beneficially owned by Wesley Clover International Corporation.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP No.      45247E 10 7                                    Page 2 of 15 Pages
--------------------------                                    ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Ann Matthews/Not applicable
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,521,448 (Ann Matthews may be deemed to be the beneficial owner of the 16,521,448 Common Shares beneficially owned by Dr. Terence H. Matthews.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP No.      45247E 10 7                                    Page 3 of 15 Pages
--------------------------                                    ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Wesley Clover International Corporation/Not applicable
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,454,675
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,454,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,521,448 (Wesley Clover International Corporation may be deemed to be the beneficial owner of the 16,521,448 Common Shares beneficially owned by 3841553 Canada Inc.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP No.      45247E 10 7                                    Page 4 of 15 Pages
--------------------------                                    ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            3841553 Canada Inc./Not applicable
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,454,675
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,454,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,521,448 (3841553 Canada Inc. owns directly 2,454,675 Common
            Shares and may be deemed to be the beneficial owner of 14,066,773 Common Shares beneficially owned by Alcatel.)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            66.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews"), Ann Matthews ("Mrs. Matthews"), Wesley Clover International Corporation ("Wesley Clover") and 3841553 Canada Inc. ("3841553 Canada" and together with Dr. Matthews, Mrs. Matthews and Wesley Clover, the "Reporting Persons") relating to the common shares, without par value (the "Common Shares"), of ImagicTV Inc., a corporation existing under the laws of Canada (the "Issuer").

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Shares of the Issuer, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Issuer is One Brunswick Square, 14th Floor, P.O. Box 303, St. John, New Brunswick, Canada, E2L 3Y2.

Item 2. Identity and Background.

     This statement is filed by the Reporting Persons.

     Dr. Matthews' business address is 555 Legget Drive, Tower B, 4th Floor, Kanata, Ontario, Canada K2K 2X3. Dr. Matthews is Chairman and CEO of March Networks Corporation. Dr. Matthews is a citizen of Canada. Dr. Matthews is married to Mrs. Matthews.

     Mrs. Matthews' business address is 3 Oakeswood Lane, Kanata, Ontario, Canada K2K 2B3. Mrs. Matthews is a homemaker. Mrs. Matthews is a citizen of Canada. Mrs. Matthews is married to Dr. Matthews.

     Wesley Clover, a corporation existing under the laws of Canada, is a holding company. Wesley Clover's principal business and principal office address is 555 Legget Drive, Tower B, Suite 534, Kanata, Ontario, Canada K2K 2X3.

     3841553 Canada, a corporation existing under the laws of Canada, is a holding company. 3841553 Canada's principal business and principal office address is 555 Legget Drive, Tower B, Suite 534, Kanata, Ontario, Canada K2K 2X3.

     Dr. Matthews owns 100% of the issued and outstanding voting shares of Wesley Clover.

     Wesley Clover owns 100% of the issued and outstanding voting shares of 3841553 Canada.

     None of the Reporting Persons nor any of their directors or executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons nor any of their directors or executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Matthews

     As of the date hereof, Dr. Matthews beneficially owns an aggregate of 16,521,448 Common Shares. Of the 16,521,448 Common Shares:

(i)  No Common Shares are owned directly by Dr. Matthews; and

(ii) 16,521,448 Common Shares are beneficially owned by Wesley Clover.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with Wesley Clover as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Wesley Clover.

Mrs. Matthews

     As of the date hereof, Mrs. Matthews beneficially owns an aggregate of 16,521,448 Common Shares. Of the 16,521,448 Common Shares:

(i)  No Common Shares are owned directly by Mrs. Matthews; and

(ii) 16,521,448 Common Shares are beneficially owned by Mrs. Matthews.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of her relationship with Dr. Matthews as described in Item 2, Mrs. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Dr. Matthews.

Wesley Clover

     As of the date hereof, Wesley Clover beneficially owns an aggregate of 16,521,448 Common Shares. Of the 16,521,448 Common Shares:

(i)  No Common Shares are owned directly by Wesley Clover; and

(ii) 16,521,448 Common Shares are beneficially owned by 3841553 Canada.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with 3841553 Canada as described in Item 2, Wesley Clover may be deemed the beneficial owner of all of the Common Shares beneficially owned directly or indirectly by 3841553 Canada.

3841553 Canada

     As of the date hereof, 3841553 Canada beneficially owns an aggregate of 16,521,448 Common Shares. Of the 16,521,448 Common Shares:

(i)  2,454,675 Common Shares are owned directly by 3841553 Canada; and

(ii) 14,066,773 Common Shares are beneficially owned by Alcatel.

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with Alcatel as described in Item 4, 3841553 Canada may be deemed the beneficial owner of all of the Common Shares beneficially owned by Alcatel.

     The aggregate purchase price of the Common Shares owned directly by 3841553 Canada was approximately CDN$4,055,000. The Common Shares owned directly by 3841553 Canada were purchased in exchange for approximately CDN$2,655,000 cash and certain technology assets valued at CDN$1,400,000.

Item 4. Purpose of Transaction.

     Pursuant to an Arrangement Agreement entered into between Alcatel and the Issuer (the "Arrangement Agreement"), Alcatel is to acquire all of the outstanding Common Shares of the Issuer in a stock-for-stock transaction (the "Arrangement"). In consideration of Alcatel entering into the Arrangement Agreement, certain shareholders of the Issuer (each a "Principal Shareholder" and collectively the "Principal Shareholders"), including 3841553 Canada, have entered into a Shareholder Agreement (each a "Shareholder Agreement") wherein, among other things, each Principal Shareholder irrevocably agrees to vote in favor of the Arrangement and against any other transaction not involving Alcatel. However, the Shareholder Agreements terminate under certain circumstances, including on the business day following the day when the Issuer's board of directors approves, recommends, accepts or enters into an agreement, arrangement or understanding with respect to a Superior Proposal (as defined in the Arrangement Agreement attached as Exhibit 2 hereto) that is also an Acceptable Offer (as defined in the Shareholder Agreement attached as Exhibit 3 hereto). In such case, under certain circumstances each of the Principal Shareholders is to pay Alcatel the excess, if any, of the per Common Share value under the Acceptable Offer over US$1.20.

     As a result of the Shareholder Agreement between 3841553 Canada and Alcatel, 3841553 Canada may be deemed to beneficially own all of the Common Shares of the Issuer beneficially owned directly and indirectly by Alcatel as of the effective date of the Shareholder Agreements, pursuant to Rule 13d-5(b)(1) of the Exchange Act.

     The descriptions of the Arrangement Agreement and Shareholder Agreement in this Item 4 are qualified in their entirety by references to the full text of such agreements, which are incorporated herein by reference and attached hereto as Exhibits 2 and 3, respectively.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

                              Aggregate Number                 Percentage of
                                 of Shares                      Outstanding
Reporting Person             Beneficially Owned               Common Shares(1)
----------------             ------------------               ----------------

Dr. Matthews                   16,521,448 (2)                      66.1%

Mrs. Matthews                  16,521,448 (3)                      66.1%

Wesley Clover                  16,521,448 (4)                      66.1%

3841553 Canada                 16,521,448 (5)                      66.1%

(1) Calculated based on the aggregate of 24,678,063 Common Shares outstanding as of May 14, 2002, as reported in the Issuer's Form 20-F/A filed July 29, 2002, and 307,214 Common Shares subject to options held by the Principal Shareholders that are currently exercisable or exercisable within 60 days.

(2) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with Wesley Clover as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Wesley Clover.

(3) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of her relationship with Dr. Matthews as described in Item 2, Mrs. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Dr. Matthews.

(4) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with 3841553 Canada as described in Item 2, Wesley Clover may be deemed the beneficial owner of all of the Common Shares beneficially owned directly or indirectly by 3841553 Canada.

(5) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of its relationship with Alcatel as described in Item 4, 3841553 Canada may be deemed the beneficial owner of all of the Common Shares beneficially owned by Alcatel.

(b) Dr. Matthews

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Matthews may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,454,675 Common Shares, which include all of the Common Shares directly owned by 3841553 Canada which are beneficially owned by Wesley Clover.

     Dr. Matthews does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

Mrs. Matthews

     Mrs. Matthews does not have the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of any Common Shares.

     Mrs. Matthews does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

Wesley Clover

     Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Wesley Clover may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,454,675 Common Shares, which include all of the Common Shares directly owned by 3841553 Canada.

     Wesley Clover does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

3841553 Canada

     3841553 Canada has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,454,675 Common Shares, which include all of the Common Shares directly owned by 3841553 Canada.

     3841553 Canada does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

(c) Except as set forth in Item 4, during the last sixty days there were no transactions in the Common Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by Alcatel and the filing of this
Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth in Items 2,4 and 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Agreement Regarding Joint Filing of Schedule 13D, dated as of February __, 2003, by and among Terence H. Matthews, Ann Matthews, Wesley Clover International Corporation and 3841553 Canada Inc.

Exhibit 2: Form of Arrangement Agreement between Alcatel and ImagicTV Inc. Hereby incorporated by reference to Exhibit C to the Schedule 13D filed by Alcatel on February 18, 2003.

Exhibit 3: Form of Shareholder Agreement among Alcatel and 3841553 Canada Inc. Hereby incorporated by reference to Exhibit B to the
               Schedule 13D filed by Alcatel on February 18, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003

                                       By /s/ Terence H. Matthews
                                          -------------------------------
                                          Terence H. Matthews

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003

                                       By: /s/ Ann Matthews
                                           -------------------------------
                                           Ann Matthews

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003

                                       WESLEY CLOVER INTERNATIONAL CORPORATION

                                       By: /s/ Terence H. Matthews
                                           -------------------------------
                                           Name:  Terence H. Matthews
                                           Title: President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2003

                                       3841553 CANADA INC.

                                       By: /s/ Terence H. Matthews
                                           -------------------------------
                                           Name:  Terence H. Matthews
                                           Title: President